UNITED STATES                           OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION         OMB Number:  3235- 0058
             WASHINGTON, D. C. 20549
                                                      SEC FILE NUMBER
                                                         0-14720-NY
                             FORM 12b-25
                     NOTIFICATION OF LATE FILING
(Check One)  [X] Form 10-KSB  [ ] Form 20-F  [ ] Form 10-QSB  [ ] Form N-SAR
                 For Period Ended December 31, 1998
PART I - REGISTRANT INFORMATION
CVD EQUIPMENT CORPORATION
Full Name of Registrant
1881 Lakeland Avenue, Ronkonkoma, New York 11779
Address of principal executive office

PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]
a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
b) The subject annual report on Form 10KSB will be filed on or before the fifteenth calendar day following the prescribed due date.
c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE
We are unable to file in a timely fashion due to questions that arose after an 8-K filing. Additional disclosures concerning this matter will be made in the 1998, 10-KSB when filed.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.
    Leonard A. Rosenbaum       516 (area code)  981-7081
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months
    (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
    [X] YES     [  ] NO
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?  [  ] YES     [X] NO

                      CVD EQUIPMENT CORPORATION
              (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:  March 30, 1999                   BY:       /s/ Leonard A. Rosenbaum
                                                      Leonard A. Rosenbaum
                                                      President